[GTTI Letterhead]

October 11, 2011

Via Edgar
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Game Trading Technologies, Inc. Registration Statement on Form S-1 (File No. 333-167601) Form RW – Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Act”), Game Trading Technologies, Inc., a Delaware corporation (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s registration statement on Form S-1 (File No. 333-167601), together with all amendments and exhibits thereto (collectively, the “Registration Statement”).  The Registration Statement was filed on June 17, 2010 and has not become effective.

The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering and it has elected not to pursue the registration of the securities for the selling shareholders included therein at this time. The Company requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.  The Company confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein.

The Company requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for offset against the filing fee for any future registration statement.

The Company reserves the right to undertake one or more subsequent private offerings in reliance on Rule 155(c) of the Act.

Should you have any questions or require anything further, please feel free to contact the undersigned at (410) 316-9900, or Stephen A. Cohen, Esq., of Sichenzia Ross Friedman Ference Anslow LLP, the Company’s outside legal counsel, at (212) 930-9700.  Please forward copies of any order consenting to the withdrawal of the Registration Statement to the undersigned via facsimile at (410) 316-9901, with a copy to Mr. Cohen via facsimile at (212) 930-9725.

Sincerely,

GAME TRADING TECHNOLOGIES, INC.

By:	/s/ Todd Hays
Todd Hays
Chief Executive Officer